Exhibit 99.2

For immediate release

FAIRMONT HOTELS & RESORTS INC. COMPLETES FINANCING

TORONTO, December 8, 2003 — Fairmont Hotels & Resorts Inc. (“FHR”) (TSX/NYSE: FHR) has completed the previously announced issuance and sale of convertible senior notes (the “Notes”) totaling US$270 million aggregate principal amount. This includes the option to purchase an additional US$25 million of notes that was granted to and exercised by the initial purchasers. The 20-year Notes will bear interest of 3.75% per annum.

Upon occurrence of certain prescribed conditions, holders of the Notes will have the right to convert them to common shares. FHR may call the Notes in exchange for cash any time after January 20, 2009. Holders may put the Notes to FHR in exchange for cash on January 20, 2009 and December 1, 2013 and 2018. The Notes will be convertible into shares of FHR’s common stock at an initial conversion price of US$37.73 per share, or 45% above the US$26.02 closing price of FHR’s common shares on the New York Stock Exchange on December 2, 2003.

FHR intends to use the net proceeds of the offering to reduce borrowings under its credit facility and for general corporate purposes.

The 20-year Notes are only being offered to qualified institutional buyers in accordance with Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and outside of the United States in compliance with Regulation S under the Securities Act. The Notes have not been and will not be registered under the Securities Act and may not be offered or sold in the United States, or to or for the benefit of U.S. persons, absent registration or an applicable exemption from registration requirements. This press release is being issued in accordance with Rule 135c under the Securities Act. The Notes have not been qualified by a prospectus filed in Canada, and are not being offered or sold to or for the benefit of persons in Canada.

This press release does not constitute an offer to sell or the solicitation of an offer to buy these securities and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Fairmont Hotels & Resorts Inc.

FHR is one of North America’s leading owner/operators of luxury hotels and resorts. FHR’s managed portfolio consists of 81 luxury and first-class properties with more than 32,000 guestrooms in Canada, the United States, Mexico, Bermuda, Barbados and the United Arab Emirates. It holds an 83.5% controlling interest in Fairmont Hotels & Resorts (“Fairmont”), North America’s largest luxury hotel management company, as measured by rooms under management. Fairmont manages 42 distinctive city center and resort hotels such as The Fairmont San Francisco, The Fairmont Banff Springs, Fairmont Le Château Frontenac and The Fairmont Scottsdale Princess. FHR also holds a 100% interest in Delta Hotels, Canada’s largest first-class hotel management company, which manages and franchises a portfolio of 38 city center and resort properties in Canada. In addition to hotel management, FHR holds real estate interests in 24 properties, two large undeveloped land blocks and an approximate 35% investment interest in Legacy Hotels Real Estate Investment Trust, which owns 24 properties.

Contacts:	M. Jerry Patava	Emma Thompson
	Executive Vice President	Executive Director Investor Relations
	and Chief Financial Officer	Tel: 416.874.2485
	Tel: 416.874.2450	Email: investor@fairmont.com